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October 8, 2008

VIA EDGAR

Kevin C. Rupert, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549

Re:	Pacific Global Fund, Inc. (“Registrant”)
Form N-CSR filed February 29, 2008
File No. 811-7062

Dear Mr. Rupert:

Set out below are Registrant’s responses to the comments of the Commission staff (“staff”) on Registrant’s 2007 Annual Report to Shareholders filed February 29, 2008, which comments the staff provided orally to Registrant’s counsel by telephone on September 2, 2008. Registrant’s responses also reflect oral discussions with the staff on September 11, 2008.

Comment 1.  Expense Ratios (pages 4, 9, 13, 18, 22 and 27). The Annual Report includes Portfolio Total Returns for the year ended December 31, 2007.  Please explain why the adjacent table of Expense Ratios are shown for the fiscal year ended December 31, 2006.

Response:

Form N-1A, Item 22(b)(7)(i) requires that every annual report to shareholders include a discussion of “the factors that materially affected the Fund’s performance during the most recent fiscal year.”  In order to provide a context for this discussion, Registrant, consistent with industry practice, included the relevant fund’s performance as of the most recent fiscal year (in this case, for the year ended December 31, 2007).

FINRA Rule 2210(d)(3)(A)(ii)(b) requires that communications with the public that present fund performance permitted by Rule 482 must disclose “the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in

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the fee table of the investment company’s [current] prospectus.”  Accordingly, Registrant has included the relevant fund’s expense ratio as stated in the fee table in the fund’s current prospectus as of the date of the filing of the Form N-CSR.  When Registrant’s N-CSR was filed in February 2008, Registrant’s current prospectus was dated May 1, 2007, and showed expense information as of December 31, 2006 (in accordance with Form N-1A, Item 3).

In view of the foregoing, Registrant respectfully submits that if the Commission’s Division of Investment Management or FINRA intends to require funds to disclose expense ratios current as of the most recent fiscal year, it would be appropriate for the staff or FINRA to implement such requirement in a manner that would facilitate a uniform change in industry practice.  We understand that numerous mutual funds have identified this issue and would welcome official regulatory guidance.

Comment 2.  Portfolio Manager Statement (page 4) The Portfolio Manager of the Government Securities Fund states in the Annual Report that, “[m]oving to longer-term holdings helped minimize volatility while positioning the Fund for improved total return.” In the future, consider clarifying how moving to longer term holdings reduces volatility.

Response:

Registrant respectfully notes that the comment referenced by the staff was preceded by the following information:

“The Fund quickly adapted to the Fed’s decision to lower interest rates in late summer. To manage risk and preserve capital, the portfolio was reallocated to concentrate in intermediate-term government agency securities with effective maturities of approximately 7 to 9 years.”

Registrant’s statements were in reference to conditions during a specific period in the market during 2007 where a declining interest rate environment had led to increased volatility for shorter-term securities.  However, in the future, Registrant will carefully consider commentary regarding volatility to clearly distinguish period-specific comments from general statements about volatility.

Comment 3.  Line Graph Presentations (pages 7, 11, 16, 20, 25 and 31). Please explain why the line graph presentations show performance for only Class A shares in light of the relevant staff no-action letter to the ICI.

Response:

Comment accepted.  Registrant respectfully submits that its line graph performance presentations satisfy the requirements of Form N-CSR, and Form N-1A, Item 22(b)(7)(ii).  However, in the future, Registrant will add (a) disclosure noting the difference in performance and fees of other classes, and (b) performance tables showing the 1, 5 and 10 year performance for each share class, consistent with option 3 of the staff’s no-action letter to the Investment Company Institute (pub. avail. Jun. 15, 1993) (“ICI Letter”).

The ICI Letter states that “in some cases one or more of the alternative approaches may not be appropriate because it could materially mislead and confuse investors. For example, if the oldest class of shares had substantially lower loads and/or fees than the newer class(es), it would be inappropriate to use [option 3].” (Emphasis added.) The Staff, in its oral comments to Registrant on September 11, asked Registrant to consider whether Registrant’s use of option 3 would be appropriate in light of the above statement.  Registrant believes that use of option 3 would be appropriate, and notes that Class A shares have higher loads and/or fees in the first year of investment due to its front-end sales load.  As a result, Registrant notes, for example, that Class A shares have lower 1-year and 5-year weighted average annual total returns as compared to the Class C shares.

Comment 4.  Statement of Operations (pages 60 and 61). The 12b-1 fee expenses for Class A and Class C shares should be split out by class in the table rather than in a footnote.

Response:

Registrant respectfully submits that its presentation showing total 12b-1 expenses in the table, and 12b-1 expenses split out by class in a footnote is appropriate and consistent with requirements applicable to fund financial statements.  Registrant respectfully submits that Regulation S-X, Item 6-07(f) requires disclosure of “all amounts paid in accordance with a plan adopted under Rule 12b-1,” but does not require that expenses be split out by class in the table.  Additionally, Registrant notes that the AICPA Audit and Accounting Guide for Investment Companies states the following:

5.30. Statement of Operations. Class-specific expenses are reported for each class (or disclosed in the notes to the financial statements). Reporting the amount of fund-level expenses allocated to each class is not required. However, some funds voluntarily disclose fund-level expenses by class in the statement of operations or in notes to the financial statements.  (Emphasis added.)

Comment 5.  Portfolio Turnover Rate (74 – 80). Please round portfolio turnover percentages whole numbers.

Response:

Comment accepted.  Registrant will reflect whole numbers in its 2008 annual report.

*                                         *                                         *

In response to a request from the staff, in connection with this filing, the Registrant acknowledges the following:

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

•                  that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the staff to the extent legally permissible and consistent with the foregoing representations.

Please contact the undersigned at (202) 965-8139 if you have any further question.

Very truly yours,

/s/ Chip Lunde

Chip Lunde